SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                ----------------

                             WM. WRIGLEY JR. COMPANY
             (Exact name of registrant as specified in its charter)


                 Delaware                              36-1988190
 (State of Incorporation or Organization) (I.R.S. Employer Identification no.)


            410 North Michigan Avenue
                Chicago, Illinois                              60611
    (Address of Principal Executive Offices)                 (Zip Code)
                                ----------------

                  If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ X ]

                  If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

                         Securities to be registered pursuant to Section 12(b)
of the Act:


  Title of Each Class               Name of Each Exchange on Which
  to be so Registered               Each Class is to be Registered
  -------------------               ------------------------------
    Preferred Stock                     New York Stock Exchange
    Purchase Rights

                         Securities to be registered pursuant to Section 12(g)
of the Act:

                                                       None
                                                 (Title of class)


Item 1.           Description of Registrant's Securities to Be Registered.

                  On May 23, 2001, the Board of Directors of Wm. Wrigley Jr. Company (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock and Class B Common Stock to stockholders of record at the close of business on June 6, 2001 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of Series A Junior Participating Preferred Stock, no par value per share (the "Series A Preferred Stock") at a Purchase Price of $250.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and EquiServe, L.P., as Rights Agent.

                  Initially, the Rights will be attached to all Common Stock and Class B Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and Class B Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons, other than the Company, any subsidiary of the Company, any employee benefit plan of the Company, any subsidiary of the Company, any person or group who has inadvertently become the beneficial owner of 15% or more of the outstanding shares of Common Stock due to the repurchase of shares of Common Stock or Class B Common Stock, or Mr. William Wrigley, Jr. and certain of his related entities (an "Acquiring Person"), has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date,
(i) the Rights will be evidenced by the Common Stock and Class B Common Stock certificates and will be transferred with and only with such Common Stock and Class B Common Stock certificates, (ii) new Common Stock and Class B Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock or Class B Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock or Class B Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series A Preferred Stock will be issued.

                  The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on June 6, 2011, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

                  As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock and Class B Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock and Class B Common Stock issued prior to the Distribution Date will be issued with Rights.

                  In the event that a Person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair and not inadequate and to otherwise be in the best interests of the Company and its stockholders, after receiving advice from one or more investment banking firms (a "Qualified Offer"), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

                  For example, at an exercise price of $250.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $500.00 worth of Common Stock (or other consideration, as noted above) for $250.00. Assuming that the Common Stock had a per share value of $50.00 at such time, the holder of each valid Right would be entitled to purchase 10 shares of Common Stock for $250.00.

                  In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

                  At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Series A Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

                  The Purchase Price payable, and the number of Units of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock, or
(iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.

                  At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

                  Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.

                  As of May 31, 2001, there were 182,393,438 shares of Common Stock and 43,482,406 shares of Class B Common Stock outstanding. Each share of outstanding Common Stock and Class B Common Stock on the Record Date will have one Right attached thereto. Until the Distribution Date, the Company will issue one Right with each share of Common Stock and Class B Common Stock that shall become outstanding so that all such shares will have attached Rights.

                  The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. However, the Rights are not intended to prevent a takeover, but rather are designed to enhance the ability of the Board of Directors to negotiate with an acquiror on behalf of all of the shareholders. In addition, the Rights should not interfere with a proxy contest.

                  The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock and as Exhibit B the Form of Rights Certificate, is attached hereto as an exhibit and incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

                  A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit on Form 8-K dated June 5, 2001. A copy of the Rights Agreement is available free of charge from the Rights Agent.


Item 2.           Exhibits.

                  1. Rights Agreement, dated as of June 1, 2001, between Wm. Wrigley Jr. Company and Equiserve, L.P. as Rights Agent, which includes as Exhibit A the Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock and as Exhibit B the Form of Rights Certificate. (Incorporated by reference to Exhibit
                           10.1 to Registrant's Current Report on Form 8- K filed on June 5, 2001.)





                                                 SIGNATURE



                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                            WM. WRIGLEY JR. COMPANY


                                            By:
                                               -------------------------------
Name: Howard Malovany
Title: Vice President, Secretary and General
         Counsel



Date:  June 5, 2001





                                EXHIBIT INDEX



Exhibit                   Description

   1 Rights Agreement, dated as of June 1, 2001, between Wm. Wrigley Jr. Company and Equiserve, L.P. as Rights Agent, which includes as Exhibit A the Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock and as Exhibit B the Form of Rights Certificate. (Incorporated by reference to Exhibit 4(h) to Registrant's Current Report on Form 8-K filed on June 5, 2001.)